FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.      Name and Address of Company

Trans-Orient Petroleum Ltd. (the “Company”)
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.      Date of Material Change

October 28, 2009

Item 3.      News Release

A news release announcing the material change referred to in this report was issued on October 28, 2009 via Canada Newswire.

Item 4.      Summary of Material Change

On October 28, 2009, Trans-Orient Petroleum Ltd. advises that the Company has granted a total 420,000 stock options to certain directors pursuant to its incentive stock option plan. These new options are exercisable at a price of $0.45 per share until October 28, 2014 and will vest over a period of eighteen months.

Item 5.      Full Description of Material Change

October 28, 2009, Trans-Orient Petroleum Ltd. (TSX-V: TOZ & OTCBB: TOPLF) advises that the Company has granted a total 420,000 stock options to certain directors pursuant to its incentive stock option plan. These new options are exercisable at a price of $0.45 per share until October 28, 2014 and will vest over a period of eighteen months.

Pursuant to the terms of the Arrangement Agreement dated September 26, 2009 combining the businesses of the Company and TAG Oil Ltd. (TSX-V: TAO), Trans-Orient has obtained the written consent of TAG approving the grant of these options.

Item 5.2      Disclosure for Restructuring Transactions

N/A

Item 6.      Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.      Omitted Information

N/A

Item 8.      Executive Officer

For further information, please contact Garth Johnson, President and CEO, at (604) 682-6496.

Item 9.      Date of Report

October 28, 2009